

A STOCK COMPANY

MARKEL AMERICAN INSURANCE COMPANY

4521 Highwoods Parkway
Glen Allen, VA 23060
(800) 431-1270

INSURANCE POLICY

Coverage afforded by this policy is provided by the Company (Insurer) and named in the Declarations.

In **Witness Whereof**, the company (insurer) has caused this policy to be executed and attested and countersigned by a duly authorized representative of the company (insurer) identified in the Declarations.

Kathleen Anne Sturgeon

Secretary

President



MARKEL AMERICAN INSURANCE COMPANY

NOTICE TO POLICYHOLDERS
CLAIM REPORTING

Our address for any notice pursuant to the conditions of the policy is:

Markel Claims
P.O. Box 2009
Glen Allen, VA 23058-2009
Phone: 800-362-7535 (800) 3MARKEL
Fax: 855-662-7535 (855) 6MARKEL
Email: newclaims@markel.com



MARKEL AMERICAN INSURANCE COMPANY

PRIVACY NOTICE

U. S. Consumer Privacy Notice   Rev. 1/1/2020

FACTS	WHAT DOES MARKEL GROUP OF COMPANIES REFERENCED BELOW (INDIVIDUALLY OR COLLECTIVELY REFERRED TO AS "WE", "US", OR "OUR") DO WITH YOUR PERSONAL INFORMATION?
Why?	In the course of Our business relationship with you, We collect information about you that is necessary to provide you with Our products and services. We treat this information as confidential and recognize the importance of protecting it. Federal and state law gives you the right to limit some but not all sharing of your personal information. Federal and state law also requires Us to tell you how We collect, share, and protect your personal information. Please read this notice carefully to understand what We do.
What?	The types of personal information We collect and share depend on the product or service you have with Us. This information can include: • your name, mailing and email address(es), telephone number, date of birth, gender, marital or family status, identification numbers issued by government bodies or agencies (i.e.: Social Security number or FEIN, driver's license or other license number), employment, education, occupation, or assets and income from applications and other forms from you, your employer and others; • your policy coverage, claims, premiums, and payment history from your dealings with Us, Our Affiliates, or others; • your financial history from other insurance companies, financial organizations, or consumer reporting agencies, including but not limited to payment card numbers, bank account or other financial account numbers and account details, credit history and credit scores, assets and income and other financial information, or your medical history and records. Personal information does not include: • publicly-available information from government records; • de-identified or aggregated consumer information. When you are no longer Our customer, We continue to share your information as described in this Notice as required by law.
How?	All insurance companies need to share customers' personal information to run their everyday business. In the section below, We list the reasons financial companies can share their customers' personal information; the reasons We choose to share; and whether you can limit this sharing. We restrict access to your personal information to those individuals, such as Our employees and agents, who provide you with insurance products and services. We may disclose your personal information to Our Affiliates and Nonaffiliates (1) to process your transaction with Us, for instance, to determine eligibility for coverage, to process claims, or to prevent fraud, or (2) with your written authorization, or (3) otherwise as permitted by law. We do not disclose any of your personal information, as Our customer or former customer, except as described in this Notice.

Reasons We can share your personal information	Do We share?	Can you limit this sharing?
For Our everyday business purposes and as required by law – such as to process your transactions, maintain your account(s), respond to court orders and legal/regulatory investigations, to prevent fraud, or report to credit bureaus	Yes	No
For Our marketing purposes – to offer Our products and services to you	Yes	No
For Joint Marketing with other financial companies	Yes	No
For Our Affiliates' everyday business purposes – information about your transactions and experiences	Yes	No
For Our Affiliates' everyday business purposes – information about your creditworthiness	No	We don't share
For Our Affiliates to market you	No	We don't share
For Nonaffiliates to market you	No	We don't share
Questions? Call (888) 560-4671 or email privacy@markel.com		

Who We are	
Who is providing this Notice?	A list of Our companies is located at the end of this Notice.

What We do	
How do We protect your personal information?	We maintain reasonable physical, electronic, and procedural safeguards to protect your personal information and to comply with applicable regulatory standards. For more information, visit www.markel.com/privacy-policy.
How do We collect your personal information?	We collect your personal information, for example, when you • complete an application or other form for insurance • perform transactions with Us, Our Affiliates, or others • file an insurance claim or provide account information • use your credit or debit card We also collect your personal information from others, such as consumer reporting agencies that provide Us with information such as credit information, driving records, and claim histories.
Why can't you limit all sharing of your personal information?	Federal law gives you the right to limit only • sharing for Affiliates' everyday business purposes – information about your creditworthiness • Affiliates from using your information to market to you • sharing for Nonaffiliates to market to you State laws and individual companies may give you additional rights to limit sharing. See the Other Important Information section of this Notice for more on your rights under state law.

Definitions	
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. • Our Affiliates include member companies of Markel Group.
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. • Nonaffiliates that We can share with can include financial services companies such as insurance agencies or brokers, claims adjusters, reinsurers, and auditors, state insurance officials, law enforcement, and others as permitted by law.
Joint Marketing	A formal agreement between Nonaffiliated companies that together market financial products or services to you. • Our Joint Marketing providers can include entities providing a service or product that could allow Us to provide a broader selection of insurance products to you.

Other Important Information
For Residents of AZ, CT, GA, IL, ME, MA, MN, MT, NV, NJ, NC, OH, OR, and VA: Under state law, under certain circumstances you have the right to access and request correction, amendment or deletion of personal information that We have collected from or about you. To do so, contact your agent, visit www.markel.com/privacy-policy, call (888) 560-4671, or write to Markel Corporation Privacy Office, 4521 Highwoods Parkway, Glen Allen, VA 23060. We may charge a reasonable fee to cover the costs of providing this information. We will let you know what actions We take. If you do not agree with Our actions, you may send Us a statement.
For Residents of CA: You have the right to review, make corrections, or delete your recorded personal information contained in Our files. To do so, contact your agent, visit www.markel.com/privacy-policy, call (888) 560-4671, or write to Markel Corporation Privacy Office, 4521 Highwoods Parkway, Glen Allen, VA 23060. We do not and will not sell your personal information. For the categories of personal information We have collected from consumers within the last 12 months, please visit: www.markel.com/privacy-policy.
For Residents of MA and ME: You may ask, in writing, for specific reason, for an adverse underwriting decision.
Markel Group of Companies Providing This Notice: City National Insurance Company, Essentia Insurance Company, Evanston Insurance Company, FirstComp Insurance Company, Independent Specialty Insurance Company, National Specialty Insurance Company, Markel Bermuda Limited, Markel American Insurance Company, Markel Global Reinsurance Company, Markel Insurance Company, Markel International Insurance Company Limited, Markel Service, Incorporated, Markel West, Inc. (d/b/a in CA as Markel West Insurance Services), Pinnacle National Insurance Company, State National Insurance Company, Inc., Superior Specialty Insurance Company, SureTec Agency Services, Inc. (d/b/a in CA as SureTec Agency Insurance Services), SureTec Indemnity Company, SureTec Insurance Company, United Specialty Insurance Company, Inc.



MARKEL AMERICAN INSURANCE COMPANY

TEXAS IMPORTANT NOTICE

Have a complaint or need help?

If you have a problem with a claim or your premium, call your insurance company or HMO first. If you can't work out the issue, the Texas Department of Insurance may be able to help.

Even if you file a complaint with the Texas Department of Insurance, you should also file a complaint or appeal through your insurance company or HMO. If you don't, you may lose your right to appeal.

MARKEL AMERICAN INSURANCE COMPANY
To get information or file a complaint with your insurance company or HMO:
>   **Call: Assistant General Counsel at 1-800-507-7626**
>   Online: www.markel.com
>   Email: legalregulatory@markel.com
>   Mail: 10275 West Higgins Rd, Suite 750, Rosemont, IL 60018

The Texas Department of Insurance
To get help with an insurance question or file a complaint with the state:
>   Call with a question: 1-800-252-3439
>   File a complaint: www.tdi.texas.gov
>   Email: ConsumerProtection@tdi.texas.gov
>   Mail: Consumer Protection, MC: CO-CP, Texas Department of Insurance, P.O. Box 12030, Austin, TX 78711-2030

¿Tiene una queja o necesita ayuda?

Si tiene un problema con una reclamación o con su prima de seguro, llame primero a su compañía de seguros o HMO. Si no puede resolver el problema, es posible que el Departamento de Seguros de Texas (Texas Department of Insurance, por su nombre en inglés) pueda ayudar.

Aun si usted presenta una queja ante el Departamento de Seguros de Texas, también debe presentar una queja a través del proceso de quejas o de apelaciones de su compañía de seguros o HMO. Si no lo hace, podría perder su derecho para apelar.

MARKEL AMERICAN INSURANCE COMPANY
Para obtener información o para presentar una queja ante su compañía de seguros o HMO:
>   **Llame a: Assistant General Counsel al 1-800-507-7626**
>   Online: www.markel.com
>   Correo electrónico: legalregulatory@markel.com
>   Dirección postal: 10275 West Higgins Rd, Suite 750, Rosemont, IL 60018

El Departamento de Seguros de Texas
Para obtener ayuda con una pregunta relacionada con los seguros o para presentar una queja ante el estado:
>   Llame con sus preguntas al: 1-800-252-3439
>   Presente una queja en: www.tdi.texas.gov
>   Correo electrónico: ConsumerProtection@tdi.texas.gov
>   Dirección postal: Consumer Protection, MC: CO-CP, Texas Department of Insurance, P.O. Box 12030, Austin, TX 78711-2030



MARKEL AMERICAN INSURANCE COMPANY

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;

- Front organizations;

- Terrorists;

- Terrorist organizations; and

- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – https://www.treasury.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.



MARKEL AMERICAN INSURANCE COMPANY

FORMS SCHEDULE

FORM NUMBER	FORM NAME
MJIL 1000 06 10	Policy Cover
MGPML 4000 02 20	Notice To Policyholders Claim Reporting
MPIL 1007 01 20	Privacy Notice
MPIL 1009-TX 07 23	Texas Important Notice
MPIL 1083 04 15	U.S. Treasury Department's Office Of Foreign Assets Control ("OFAC") Advisory Notice To Policyholders
MPIL 1099-TX 05 20	Texas Important Notice
MDIL 1001 08 11	Form Schedule
MDFI 1004 09 12	Financial Institution Crime Policy For Securities Brokers and Dealers Declarations (Aggregate)
FI 00 12 01 12	Financial Institution Crime Policy For Securities Brokers And Dealers (Aggregate Form)
FI 20 68 10 16	Fraudulent Impersonation
FI 20 77 12 18	ERISA Plan Coverage Amendments
MFI 1205-TX 03 19	Texas ERISA Compliance - Employee Benefit Plans Managed By The Named Insured
MFI 1215 03 19	Email Transfer Fraud
MIL 1214 09 17	Trade Or Economic Sanctions
MIL 1300-TX 11 10	Texas Madoff Notice Exclusion

MARKEL AMERICAN INSURANCE COMPANY

FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES BROKERS AND DEALERS DECLARATIONS (AGGREGATE FORM)

POLICY NUMBER: MKLM6EL0012240   RENEWAL OF POLICY: NEW

Named Insured and Mailing Address (No., Street, Town or City, County, State, Zip Code)
Faith Investor Services LLC
10440 N Central Expy Ste 800
Dallas, TX 75231-2264

Policy Period: From 09/16/2025 to 09/16/2026 at 12:01 A.M. Standard Time at your mailing address shown above.

IN RETURN FOR THE PAYMENT OF THE PREMIUM, AND IN RELIANCE UPON ALL STATEMENTS MADE AND INFORMATION FURNISHED TO US BY YOU IN APPLYING FOR THIS POLICY, AND SUBJECT TO ALL THE TERMS OF THIS POLICY, WE AGREE WITH YOU TO PROVIDE THE INSURANCE AS STATED IN THIS POLICY.

The Policy Aggregate Limit Of Insurance is: $1,000,000

Insuring Agreement(s)	Single Loss Limit Of Insurance	Single Loss Deductible Amount
1. **Fidelity**	$1,000,000	$100,000
☒ **Partners covered as employees:** Indicate Limit of Insurance and Deductible Amount if different than above	**1,000,000**	**100,000**
☐ **Partners not covered**		
2. **On Premises**	$1,000,000	$100,000
3. **In Transit**	$1,000,000	$100,000
4. **Forged Or Altered Instruments**	$1,000,000	$100,000
5. **Forged, Altered Or Counterfeit Securities**	$1,000,000	$100,000
6. **Counterfeit Money**	$1,000,000	$100,000
7. **Computer Fraud**	$1,000,000	$100,000
8. **Voice Initiated Transfer Fraud**	$1,000,000	$100,000
9. **Telefacsimile Transfer Fraud**	$1,000,000	$100,000
10. **Audit And Claims Expense**	$25,000	

Coverage is provided only if an amount is shown opposite an Insuring Agreement. If the amount is left blank or "Not Covered" is inserted, such Insuring Agreement and any other reference thereto in this policy is deleted.

ANNUAL PREMIUM: $3,507

If Added By Endorsement:

Insuring Agreement(s) Or Coverage(s)	Single Loss Limit Of Insurance	Single Loss Deductible Amount
ERISA Compliance Coverage	$1,000,000	$100,000
Email Transfer Fraud	$1,000,000	$100,000
Fraudulent Impersonation	$250,000	$100,000

Percentage Of Single Loss Deductible Amount Over Which Losses Must Be Reported:

Insuring Agreement 8. Voice Initiated Transfer Fraud
The verification callback amount is:

Insuring Agreement 9. Telefacsimile Transfer Fraud
The verification callback amount is:

ENDORSEMENTS

ENDORSEMENTS ATTACHED TO THIS POLICY:

SEE FORMS SCHEDULE ATTACHED.

Producer Number, Name and Mailing Address

217073

AIMS Insurance Program Managers, LLC

6900 East Camelback Road, Suite 1005
Scottsdale, AZ 85251

These declarations, together with the Coverage Form(s) and any Endorsement(s), complete the above numbered policy.

Countersigned: _____09/30/2025_____   By: _____
                          DATE   **AUTHORIZED REPRESENTATIVE**

FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES BROKERS AND DEALERS (AGGREGATE FORM)

Various provisions in this policy restrict coverage. Read the entire policy carefully to determine rights, duties and what is or is not covered.

Throughout this policy, the words "you" and "your" refer to the Named Insured shown in the Declarations. The words "we", "us" and "our" refer to the company providing this insurance.

Other words and phrases that appear in quotation marks have special meaning. Refer to Section **F.** Definitions.

A. Insuring Agreements

Coverage is provided under the following Insuring Agreements for which a Single Loss Limit Of Insurance is shown in the Declarations and applies to loss that you sustain resulting directly from an "occurrence" taking place at any time which is "discovered" by a "designated person" during the Policy Period shown in the Declarations:

1. Fidelity

a. We will pay for loss resulting directly from dishonest or fraudulent acts (except for that portion of any loss arising totally or partially from any "loans" or trading) committed by an "employee" acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the "employee" with the manifest intent to:

(1) Cause you to sustain such loss; or

(2) Obtain an improper financial benefit for the "employee" or another person or entity.

b. We will pay for loss arising totally or partially from "loans" resulting directly from dishonest or fraudulent acts committed by an "employee" acting in collusion with another party to the "loan" transaction, provided that you first establish that the loss was caused directly by such dishonest or fraudulent acts committed by the "employee" with the manifest intent to:

(1) Cause you to sustain such loss; and

(2) Obtain an improper financial benefit for the "employee" and which is received by the "employee". However, if the "employee" failed to receive such improper financial benefit, such loss will nevertheless be covered under this Paragraph **1.b.** if you establish that:

(a) Another party to the "loan" transaction that the "employee" was acting in collusion with received the proceeds from the "loan"; and

(b) The "employee" intended to obtain an improper financial benefit.

c. We will pay for loss arising totally or partially from trading resulting directly from dishonest or fraudulent acts committed by an "employee" acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the "employee" with the manifest intent to:

(1) Cause you to sustain such loss; and

(2) Obtain an improper financial benefit for the "employee" or another person or entity.

d. We will pay for loss or damage resulting directly from vandalism or malicious mischief caused by an "employee" when such vandalism or malicious mischief results in loss of or damage to "electronic data", books of account or other written or electronic records or "computer programs".

e. As used throughout this Insuring Agreement, improper financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, salary increases, commissions, fees, bonuses, promotions, awards, profit sharing, incentive plans, pensions or other emoluments.

2. On Premises

a. We will pay for:

(1) Loss of "property" (except for tangible items of business personal property and tangible items of "customer" personal property as set forth in Property Definition, Paragraphs **29.b.** and **29.c.**) resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof; or

(2) Loss of "property" resulting directly from theft, false pretenses, common-law or statutory larceny committed by a person present in your offices or on your premises;

while the "property" is lodged or deposited within offices or premises located anywhere.

b. With regard to Paragraph **2.a.,** premises of depositories shall be deemed to be your premises, but only to the extent of your interest in "certificated securities" held by the depository.

c. We will pay for:

(1) Loss of or damage to tangible items of business personal property as set forth in Property Definition **29.b.** within your offices or premises; or

(2) Loss from damage to the interior or exterior of your offices or premises;

resulting directly from an actual or attempted robbery, burglary, theft, common-law or statutory larceny, provided with regard to Paragraphs **2.c.(1)** and **2.c.(2):**

(a) You are:

(i) The owner of such tangible items of business personal property;

(ii) The owner of the offices or premises; or

(iii) Liable for such loss or damage; and

(b) The loss or damage is not caused by fire.

3. In Transit

a. We will pay for loss of "property" (except for tangible items of business personal property and tangible items of "customer" personal property as set forth in Property Definition, Paragraphs **29.b.** and **29.c.**) resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, while the "property" is in transit anywhere in the custody of:

(1) A natural person acting as your messenger (or another natural person acting as a messenger or custodian during an emergency arising from the incapacity of the original messenger);

(2) A "transportation company" and being transported in an armored motor vehicle; or

(3) A "transportation company" and being transported in a conveyance other than an armored motor vehicle, provided that "property" transported in such manner is limited to the following:

(a) Records, whether recorded in writing or electronically;

(b) "Certificated securities" issued in registered form and not endorsed, or with restrictive endorsements; and

(c) "Negotiable instruments" not payable to bearer, or not endorsed or with restrictive endorsements.

b. Coverage under this Insuring Agreement begins immediately upon the receipt of such "property" by the natural person or "transportation company" and ends immediately upon delivery to the designated recipient or its agent.

4. Forged Or Altered Instruments

a. We will pay for loss resulting directly from "forgery" or alteration of any:

(1) "Negotiable instrument" (other than an "evidence of debt");

(2) "Withdrawal order"; or

(3) Receipt for the withdrawal of "property".

b. We will pay for loss resulting directly from transferring, paying or delivering "funds" or "property" or establishing credit or giving value in reliance upon any written instruction directed to you authorizing or acknowledging the transfer, payment, delivery or receipt of "funds" or "property", which instruction purports to have been signed or endorsed by any "customer" or by any financial institution, but which instruction either bears a signature which is a "forgery" or has been altered without the knowledge and consent of such "customer" or financial institution.

5. Forged, Altered Or Counterfeit Securities

a. We will pay for loss resulting directly from your having, in good faith, for your own account or for the account of others:

(1) Acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance upon any original:

(a) "Certificated security";

(b) Deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property;

(c) "Evidence of debt";

(d) "Instruction";

(e) "Certificate of deposit"; or

(f) "Letter of credit";

which, with regard to the items listed in Paragraphs **5.a.(1)(a)** through **5.a.(1)(f):**

(i) Bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor or of any person signing in any other capacity which is a "forgery";

(ii) Is altered; or

(iii) Is lost or stolen;

(2) Guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, "guarantee", endorsement or any of the items listed in Paragraphs **5.a.(1)(a)** through **5.a.(1)(f);** or

(3) Acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance upon any item listed in Paragraph **5.a.(1)(a), 5.a.(1)(b), 5.a.(1)(e)** or **5.a.(1)(f)** which is a "counterfeit".

b. Actual physical possession of the items listed in Paragraphs **5.a.(1)(a)** through **5.a.(1)(f)** by you, your correspondent bank or an authorized representative is a condition precedent to your having relied on the validity of such items.

6. Counterfeit Money

We will pay for loss resulting directly from your having, in good faith, accepted any "counterfeit money" of any country.

7. Computer Fraud

a. We will pay for loss resulting directly from a fraudulent:

(1) Entry of "electronic data" or "computer program" into; or

(2) Change of "electronic data" or "computer program" within;

any "computer system" owned, leased or operated by you or your contracted electronic data processing firm, provided the fraudulent entry or fraudulent change causes, with regard to Paragraphs **7.a.(1)** and **7.a.(2):**

(a) "Property" to be transferred, paid or delivered;

(b) An account of yours, or of a "customer", to be added, deleted, debited or credited; or

(c) An unauthorized account or a fictitious account to be debited or credited.

b. As used throughout this Insuring Agreement, fraudulent entry or fraudulent change of "electronic data" or "computer program" shall include such entry or change made by an "employee" acting, in good faith, upon a fraudulent instruction:

(1) From a computer software contractor who has a written agreement with you to design, implement or service "computer programs" for a "computer system" covered under this Insuring Agreement; or

(2) Transmitted by "tested" telex or similar means of "tested" communication (except a "telefacsimile device") purportedly sent by a "customer", financial institution or automated clearinghouse.

8. Voice Initiated Transfer Fraud

a. We will pay for loss resulting directly from your having, in good faith, transferred or delivered "funds", "certificated securities" or "uncertificated securities" from a "voice initiated transfer customer's" account in reliance upon a fraudulent voice instruction transmitted by telephone purporting to have been made by:

(1) A "voice initiated transfer customer";

(2) A person authorized by your "voice initiated transfer customer" to instruct you to make such transfers; or

(3) An "employee" who was authorized by you to instruct other "employees" to transfer or deliver "funds", "certificated securities" or "uncertificated securities";

and was received by an "employee" specifically designated to receive and act upon such voice instructions, but the voice instruction was in fact not from a person described in Paragraph **8.a.(1)**, **8.a.(2)** or **8.a.(3).**

b. The following condition is precedent to coverage under this Insuring Agreement:

Transfers in excess of the amount shown in the Declarations as the verification callback amount for this Insuring Agreement shall be verified by you by a callback according to a prearranged procedure.

9. Telefacsimile Transfer Fraud

a. We will pay for loss resulting directly from your having, in good faith, transferred or delivered "funds", "certificated securities" or "uncertificated securities" from a "telefacsimile transfer customer's" account in reliance upon a "tested" telefacsimile instruction received through a "telefacsimile device" or "computer system" purporting to have been sent by:

(1) A "telefacsimile transfer customer";

(2) Another financial institution; or

(3) Another of your offices;

and which contains the name and signature of a person authorized to initiate such transfers, but which in fact proves to have been fraudulently sent without the knowledge and authorization of the "telefacsimile transfer customer" or entity whose identification it bears.

b. The following condition is precedent to coverage under this Insuring Agreement:

Transfers in excess of the amount shown in the Declarations as the verification callback amount for this Insuring Agreement shall be verified by you by a callback according to a prearranged procedure.

10. Audit And Claims Expense

a. We will pay for reasonable expenses incurred by you with our prior written consent:

(1) For that part of the cost of audits or examinations conducted by independent accountants or auditors to determine the amount of loss that you sustained through dishonest or fraudulent acts committed by an "employee" that are covered under Insuring Agreement **1.**; and

(2) That are directly related to the preparation of a proof of loss in support of a claim covered under Insuring Agreement **1.**

b. Any expenses covered under this Insuring Agreement will be paid only after settlement of the covered loss under Insuring Agreement **1.**

c. We shall have no liability to pay any such expenses under this Insuring Agreement if the amount of the covered loss under Insuring Agreement **1.** does not exceed the Single Loss Deductible Amount applicable to that Insuring Agreement.

B. Limit Of Insurance

1. Policy Aggregate Limit Of Insurance

a. The most we will pay for all loss "discovered" during the Policy Period shown in the Declarations is the Policy Aggregate Limit Of Insurance shown in the Declarations. The Policy Aggregate Limit of Insurance shall be reduced by the amount of any payment made under the terms of this policy, regardless of when paid.

b. Upon exhaustion of the Policy Aggregate Limit of Insurance by such payments:

(1) We shall have no further liability for loss or losses, regardless of when "discovered" and whether or not previously reported to us; and

(2) We shall have no obligation under Condition **8.c.** to continue your defense, and upon our notice to you that the Policy Aggregate Limit of Insurance has been exhausted, you shall assume all responsibility for your defense at your own cost.

c. The Policy Aggregate Limit of Insurance shall be reinstated by any recovery net of the expense of such recovery received by us during the Policy Period and before the Policy Aggregate Limit of Insurance is exhausted. Recovery from reinsurance and/or indemnity of ours shall not be deemed to be a recovery. In the event that a loss of "property" is settled by us through the use of a lost instrument bond, such loss shall not reduce the Policy Aggregate Limit of Insurance, unless a payment under such lost instrument bond is made and then only for the amount of that payment.

2. Single Loss Limit Of Insurance

a. Subject to the Policy Aggregate Limit of Insurance in Paragraph **B.1.,** the most we will pay for each "single loss" is the applicable Single Loss Limit Of Insurance shown in the Declarations.

b. If a "single loss" is covered under more than one Insuring Agreement or coverage, the most we will pay for such loss shall not exceed the largest amount available under any one of those Insuring Agreements or coverages.

However, Paragraph **2.b.** shall not apply to expenses covered under Insuring Agreement **10.**

C. Single Loss Deductible

1. Except as provided in Paragraph **C.2.,** we will only pay the amount by which any "single loss" exceeds the applicable Single Loss Deductible Amount shown in the Declarations. We will then pay the amount of loss in excess of the Single Loss Deductible Amount, up to the Single Loss Limit of Insurance, subject to the Policy Aggregate Limit of Insurance.

2. If loss caused by a "partner" is covered under Insuring Agreement **1.,** we will increase the Single Loss Deductible Amount applicable to Insuring Agreement **1.** by the "partner's" "financial interest". We will then pay the amount of loss in excess of the Single Loss Deductible Amount, up to the Insuring Agreement **1.** Single Loss Limit of Insurance, subject to the Policy Aggregate Limit of Insurance.

D. Exclusions

This policy does not cover:

1. Loss resulting directly or indirectly from the dispersal or application of pathogenic or poisonous biological or chemical materials, nuclear reaction, nuclear radiation or radioactive contamination or any related act or incident.

2. Loss or damage caused by or resulting from pollution. Pollution means the discharge, dispersal, seepage, migration, release or escape of any solid, liquid, gaseous or thermal irritant or contaminant, including smoke, vapor, soot, fumes, acids, alkalis, chemicals and waste. Waste includes materials to be recycled, reconditioned or reclaimed.

3. Potential income, including but not limited to interest and dividends, not realized by you or your "customer".

4. Damages of any type for which you are legally liable, except direct compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy.

5. Indirect or consequential loss of any nature.

6. Loss resulting from any violation by you or by any "employee":

a. Of law regulating:

(1) The issuance, purchase or sale of securities;

(2) Securities transactions upon security exchanges or markets;

(3) Commodity transactions upon commodity exchanges or markets; or

(4) Investment companies or investment advisers; or

b. Of any rule or regulation made pursuant to any such law;

unless it is established by you that the act or acts which caused the loss were dishonest or fraudulent and would have caused a covered loss to you in a similar amount in the absence of such laws, rules or regulations.

7. Loss or damage resulting directly or indirectly from:

    a. War, including undeclared or civil war;

    b. Warlike action by a military force, including action in hindering or defending against an actual or expected attack, by any government, sovereign or other authority, using military personnel or other agents;

    c. Insurrection, revolution, usurped power or action taken by governmental authority in hindering or defending against any of these; or

    d. Riot or civil commotion outside the United States of America (including its territories and possessions), Puerto Rico and Canada;

unless such loss or damage occurs to "property" while in transit in the circumstances recited in Insuring Agreement **3.,** and unless, when such transit was initiated, there was no knowledge of such action as enumerated in Paragraphs **7.a.** through **7.d.** on the part of any person acting for you in initiating such transit.

8. All fees, costs and expenses incurred by you:

    a. In establishing the existence or amount of loss covered under this policy, except when covered under Insuring Agreement **10.;** or

    b. In connection with any legal proceeding whether or not such legal proceeding exposes you to loss covered under this policy.

9. Loss:

    a. Resulting directly or indirectly from the disclosure of confidential information held by you including, but not limited to, patents, trade secrets, customer lists, financial information, personal information or credit card information;

    b. Resulting directly or indirectly from the use of confidential information of another person or entity which is held by you including, but not limited to, financial information, personal information or credit card information, unless the use of such confidential information results in a loss covered under Insuring Agreement **1., 7., 8.** or **9.;**

    c. Of or damage to confidential information, except loss of or damage to "electronic data", books of account or other written or electronic records or "computer programs" when covered under Insuring Agreement **1.d.**

10. Loss due to liability imposed upon you as a result of the unlawful disclosure of nonpublic material information by you or any "employee", or as a result of any "employee" acting upon such information, whether authorized or unauthorized.

11. Loss resulting directly or indirectly from any acts of any of your directors or trustees, except when covered under Insuring Agreement **1.**

12. Loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification or other cards:

    a. In obtaining credit or funds;

    b. In gaining access to any automated teller machine; or

    c. In gaining access to point-of-sale terminals, customer-bank communication terminals or similar electronic terminals of electronic funds transfer systems;

whether such cards were issued, or purport to have been issued, by you or by anyone else, except when covered under Insuring Agreement **1.**

13. Loss involving items of deposit which are not finally paid for any reason including, but not limited to, "forgery" or any other fraud, except when covered under Insuring Agreement **1.**

14. Damages resulting from any civil, criminal or other legal proceeding in which you are alleged to have engaged in racketeering activity, unless it is established by you that the act or acts giving rise to such damages were committed by an "employee" under circumstances which result directly in a loss to you covered under Insuring Agreement **1.** For the purposes of this exclusion, racketeering activity is defined in 18 United States Code 1961 *et seq.*, as amended.

15. Loss of any tangible item of "customer" personal property which is not specifically enumerated in Property Definition **29.a.** and for which you are legally liable, if such "customer" personal property is specifically insured by other insurance of any kind and in any amount obtained by you, and in any event, loss of such "customer" personal property occurring more than 60 days after you shall have become aware that you are liable for the safekeeping of such "customer" personal property, except when covered under Insuring Agreement **1.**

16. Loss resulting directly or indirectly from transactions in a "customer's" account, whether authorized or unauthorized, except:

    a. The unlawful withdrawal and conversion of "money", securities or precious metals directly from a "customer's" account by an "employee", provided such unlawful withdrawal and conversion is covered under Insuring Agreement **1.**; or

    b. When covered under Insuring Agreement **4., 5., 7., 8.** or **9.**

17. Loss resulting directly or indirectly from payments made or withdrawals from a "customer's" account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such "customer" or representative of such "customer" who is present in any of your offices or premises at the time of such payment or withdrawal, or except when covered under Insuring Agreement **1.**

18. Loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, upon your demand, your "funds" or "property" held by it in any capacity, except when covered under Insuring Agreement **1.** or **2.a.(1).**

19. Loss through the surrender of property:

    a. Away from any of your offices or premises as a result of any kidnap or extortion threat, except loss of "property" in transit in the custody of any person acting as your messenger, provided that when such transit was initiated you had no knowledge of any such kidnap or extortion threat;

    b. Inside your offices or premises, unless first brought inside the offices or premises after receipt of the ransom or extortion demand for the purpose of paying such demand; or

    c. Outside your offices or premises as a result of a threat to do bodily harm to a person in possession of such property, other than a messenger;

    except when covered under Insuring Agreement **1.**

20. Loss resulting directly or indirectly from an "evidence of debt", except when covered under Insuring Agreement **1.b., 2., 3.** or **5.**

21. Loss caused by any "employee", except:

    a. When covered under Insuring Agreement **1.**; or

    b. When covered under Insuring Agreement **2.** or **3.** and resulting directly from misplacement, mysterious unexplainable disappearance or unintentional damage to or unintentional destruction of "property".

    However, all loss or damage resulting directly or indirectly from vandalism or malicious mischief caused by an "employee" is excluded, except when covered under Insuring Agreement **1.d.**

22. Loss involving any automated teller machine, except when covered under Insuring Agreement **1.,** but in no event shall we be liable for loss:

    a. As a result of damage to any such automated teller machine from vandalism or malicious mischief; or

    b. As a result of failure of any such automated teller machine to function properly.

23. Loss of property while:

    a. In the mail; or

    b. In the custody of any "transportation company", unless covered under Insuring Agreement **3.;**

    except when covered under Insuring Agreement **1.**

24. Loss resulting directly or indirectly from forgery of any type or alteration, except when covered under Insuring Agreement **1., 4., 5.** or **6.**

25. Loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any "loan" or transaction involving you as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or "evidences of debt", whether such "loan", transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreement **1.b., 4.** or **5.**

26. Loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreement **1., 5.** or **6.** However, this exclusion shall not apply to loss involving the fraudulent reproduction of a handwritten signature covered under Insuring Agreement **4.**

27. Loss resulting directly or indirectly from any e-mail instruction, except when covered under Insuring Agreement **1.** or **7.**

28. Loss resulting directly or indirectly from the fraudulent use of a computer to transfer "property", except when covered under Insuring Agreement **1.** or **7.**

29. Loss resulting directly or indirectly from the introduction of a virus or other malicious instruction into your "computer system" which is designed to damage, destroy or corrupt data or "computer programs" stored within your "computer system", except when covered under Insuring Agreement **1.** or **7.**

30. Loss resulting directly or indirectly from entry or change of "electronic data" or "computer programs" in a "computer system", except when covered under Insuring Agreement **1.** or **7.**

31. Loss resulting directly or indirectly from the preparation or modification of "computer programs", except when covered under Insuring Agreement **1.** or **7.**

32. Loss resulting directly or indirectly from any voice instruction, except when covered under Insuring Agreement **1., 7.** or **8.**

33. Loss resulting directly or indirectly from any telefacsimile instruction, except when covered under Insuring Agreement **1.** or **9.**

34. Loss under Insuring Agreement **7.** resulting directly or indirectly from any negotiable instrument, security, document or other written instrument which bears a forged signature, or is counterfeit, altered or otherwise fraudulent and which is used as source documentation in the preparation of "electronic data" entered into a data terminal.

35. Loss under Insuring Agreement **7.** resulting directly or indirectly from:

    a. Mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a "computer system";

    b. Failure, malfunction or breakdown of electronic data processing media; or

    c. Error or omission in programming or processing.

36. Loss under Insuring Agreement **7.** resulting directly or indirectly from the input of "electronic data" into a "computer system" terminal device either on the premises of a "customer" or under the control of such "customer" by a person who had authorized access to the "customer's" authentication mechanism.

37. Loss under Insuring Agreement **7., 8.** or **9.** resulting directly or indirectly from your assumption of liability under any contract, unless the liability arises from an otherwise covered loss and would be imposed on you regardless of the existence of the contract.

38. Loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investment.

39. Loss under Insuring Agreement **4.** or **5.** resulting directly or indirectly from your having accepted or otherwise acted upon an electronic signature or electronic record. For the purposes of this exclusion, electronic signature and electronic record have the meaning prescribed in the Electronic Signatures in Global and National Commerce Act of 2000 and the Uniform Electronic Transactions Act and any amendments thereto.

40. Loss caused by an "employee" if the "employee" had also committed any dishonest or fraudulent act prior to the effective date of this policy and a "designated person", not in collusion with the "employee", learned of such dishonest or fraudulent act prior to the effective date of this policy.

41. Loss resulting directly or indirectly from any dishonest or fraudulent act committed by any non-"employee" who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character.

E. Conditions

 1. Cooperation

   You must cooperate with us in all matters pertaining to this policy as stated in its terms and conditions.

 2. Representations

   a. You represent that all information and statements contained in the application for this policy are true, accurate and complete. All such information and statements are the basis for our issuing this policy and shall be considered as incorporated into and shall constitute a part of this policy.

   b. Any intentional:

    (1) Misrepresentation;

    (2) Omission;

    (3) Concealment; or

    (4) Misstatement of a material fact;

    in the application or otherwise, shall be grounds for the rescission of this policy.

 3. Ownership

   The "property" covered under this policy is limited to "property":

   a. That you own or lease;

b. That is held by you in any capacity; or

c. For which you are legally liable, provided you were liable for the "property" prior to the time that the covered loss was sustained.

However, this policy is for your benefit only. It provides no rights or benefits to any other person or organization. Any claim for loss covered under this policy must be presented by you.

4. **Additional Offices, Premises Or Employees**

If, while this policy is in force, you establish any additional offices or premises or hire additional "employees", other than through consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices, premises or "employees" shall automatically be covered under this policy. Notice to us of an increase in the number of offices, premises or "employees" is not required, and no additional premium will be charged for the remainder of the Policy Period.

5. **Consolidation – Merger Or Acquisition**

a. Except as provided in Paragraph **5.b.,** if you consolidate or merge with, or purchase or acquire the assets or liabilities of, another institution:

(1) You shall notify us in writing as soon as practicable and obtain our written consent to extend the coverage provided by this policy to such consolidated or merged institution or such purchased or acquired assets or liabilities. We may condition our consent by requiring payment of an additional premium; but

(2) For the first 90 days after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities, the coverage provided by this policy shall apply to such consolidated or merged institution or such purchased or acquired assets or liabilities, provided that all "occurrences" causing or contributing to a loss involving such consolidation, merger or purchase or acquisition of assets or liabilities must take place after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities.

b. For institutions you acquire in which you own greater than 50% of the voting stock or voting rights, coverage under this policy shall automatically become effective on the date of such acquisition with no additional premium required, provided:

(1) All "occurrences" causing or contributing to a loss involving the acquired institution must take place after the effective date of such acquisition; and

(2) The assets of the acquired institution do not exceed 10% of your total assets as reflected in your most recent calendar quarter consolidated financial statements immediately preceding the effective date of this policy.

6. **Joint Insured**

a. If more than one Insured is named in the Declarations, the first Named Insured shall act for itself and for every other Insured for all purposes of this policy.

b. Knowledge possessed or "discovery" made by a "designated person" of any Insured shall constitute knowledge or "discovery" by all Insureds for all purposes of this policy.

c. An "employee" of any Insured is considered to be an "employee" of every Insured.

d. We will not pay more for loss or losses sustained by more than one Insured than the amount we would pay if all such loss or losses had been sustained by one Insured.

e. Payment by us to the first Named Insured for loss sustained by any Insured, or payment by us to any "employee benefit plan" for loss sustained by such Plan, shall fully release us on account of such loss.

7. **Change In Control Or Ownership – Notice To Us**

a. When you learn of a change in control, you shall notify us in writing as soon as practicable, but not to exceed 60 days from the date of such change in control.

b. As used in this condition, control means the power to determine the management or policy of the Insured or of a controlling holding company by virtue of voting stock or voting rights ownership or partnership interest. A change in control, for the purpose of giving the required notice, means:

    (1) A change in ownership of voting stock or voting rights which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of more than 10% of such voting stock or voting rights; or

    (2) A change of 25% in your or a "partner's" "financial interest" due to a realignment of such "partner's" "financial interest".

c. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of such change in control or ownership.

d. A change in ownership which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of more than 50% of the voting stock or voting rights of the first Named Insured shall cause this policy to be terminated as set forth in Condition **22.b.(1)(b).**

8. Notice To Us Of Legal Proceedings Against You – Our Election To Defend

a. You shall notify us at the earliest practicable moment, not to exceed 30 days after you receive notice of any legal proceeding brought to determine your liability for any loss, claim or damage which, if established, would constitute a collectible loss under this policy. Concurrently, you shall furnish copies of all pleadings and pertinent papers to us.

b. We may, at our sole option, elect to conduct the defense of such legal proceeding, in whole or in part. If we so elect:

    (1) The defense by us shall be in your name through attorneys selected by us; and

    (2) You shall provide all reasonable information and assistance required by us for such defense.

c. If you do not give the notices required in Condition **9.a.(1)** and also in Paragraph **8.a.,** or if we elect not to defend any causes of action, neither a judgment against you, nor a settlement of any legal proceeding by you, shall determine the existence, extent or amount of coverage under this policy for loss sustained by you, and we shall not be liable for any attorneys' fees, costs and expenses incurred by you.

d. With regard to this condition, Paragraphs **a.(5)** and **b.** of Condition **9.** apply upon the entry of such judgment or the occurrence of such settlement instead of upon "discovery" of loss. In addition, you must notify us within 30 days after such judgment is entered against you or after you settle such legal proceeding and, subject to Condition **9.c.,** you may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

9. Notice To Us – Proof – Legal Proceedings Against Us

a. Upon "discovery", you shall:

    (1) Notify us at the earliest practicable moment, not to exceed 60 days. However, we will waive such notice if the amount of loss, in your best estimation, does not exceed the percentage of Single Loss Deductible Amount over which losses must be reported shown in the Declarations. If, however, you later determine that such loss does in fact exceed this percentage, then you shall notify us at the earliest practicable moment, not to exceed 15 days from the date such determination was made.

    (2) Submit to examination under oath at our request and give us a signed statement of your answers.

    (3) Produce for our examination all pertinent records.

    (4) Cooperate with us in the investigation and settlement of any claim.

    (5) Within six months:

        (a) From the date of "discovery"; or

        (b) From the date you determined that the loss exceeded the percentage of Single Loss Deductible Amount over which losses must be reported as provided in Paragraph **9.a.(1);**

furnish to us proof of loss, duly sworn to, with full particulars. In addition, with regard to Paragraphs **9.a.(5)(a)** and **9.a.(5)(b):**

   (i) "Certificated securities" listed in a proof of loss shall be identified by certificate or bond number if such securities were issued therewith.

   (ii) Proof of loss involving voice initiated transfers covered under Insuring Agreement **8.** shall include verification of the callback, as required in Paragraph **8.b.** of the Insuring Agreement.

   (iii) Proof of loss involving telefacsimile transfers covered under Insuring Agreement **9.** shall include a copy of the instruction received through the "telefacsimile device" or "computer system".

b. Legal proceedings for the recovery of any loss under this policy shall not be brought after the expiration of 24 months from the date of "discovery" of such loss.

c. If any limitation in this condition is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

d. This policy affords coverage only in your favor. No suit, action or legal proceeding shall be brought under this policy by anyone other than you.

10. Assignment – Subrogation – Recovery

a. In the event of payment under this policy, you shall deliver, if so requested by us, an assignment of your rights, title and interest and causes of action as you have against any person or entity to the extent of the loss payment.

b. In the event of payment under this policy, we shall be subrogated to all of your rights of recovery against any person or entity to the extent of such payment.

c. Recoveries, whether effected before or after any payment under this policy, whether made by us or by you, shall be applied net of the expense of such recovery:

   (1) First, to you in satisfaction of your covered loss in excess of the amount paid under this policy;

   (2) Second, to us in satisfaction of amounts paid in settlement of your claim;

   (3) Third, to you in satisfaction of any Single Loss Deductible Amount; and

   (4) Fourth, to you in satisfaction of any loss not covered under this policy.

d. Recovery on account of loss of securities as set forth in Condition **21.b.** or recovery from reinsurance and/or indemnity by us shall not be deemed to be a recovery as used herein.

e. This policy does not afford coverage in favor of any depository. When we indemnify you for a loss covered under this policy, you shall assign the rights and causes of action to the extent of the claim payment against the depository, or any other entity or person against whom it has a cause of action, to us.

If the rules of the depository provide that you shall be assessed for a portion of the judgment (or agreed settlement) taken by us based upon the assignment set forth above and you actually pay such assessment, then we will reimburse you for the amount of the assessment but not exceeding the amount of the loss payment made by us.

11. Transfer Of Your Rights And Duties Under This Policy

Your rights and duties under this policy may not be transferred without our written consent.

12. Changes

This policy contains all the agreements between you and us concerning the insurance afforded. The first Named Insured shown in the Declarations is authorized to make changes in the terms of this policy with our consent. This policy's terms can be amended or waived only by endorsement issued by us and made a part of this policy.

13. Records

You must keep records of all "property" (except "customer" personal property) covered under this policy so we can verify the amount of any loss.

14. Examination Of Your Books And Records

We may examine and audit your books and records as they relate to this policy at any time during the Policy Period and up to three years afterward.

15. Inspections And Surveys

a. We have the right to:

(1) Make inspections and surveys at any time;

(2) Give you reports on the conditions we find; and

(3) Recommend changes.

b. We are not obligated to make any inspections, surveys, reports or recommendations and any such actions we do undertake relate only to insurability and the premiums to be charged. We do not make safety inspections. We do not undertake to perform the duty of any person or organization to provide for the health or safety of any workers or the public. And we do not warrant that conditions:

(1) Are safe or healthful; or

(2) Comply with laws, regulations, codes or standards.

c. Paragraphs **15.a.** and **15.b.** apply not only to us, but also to any rating, advisory, rate service or similar organization which makes insurance inspections, surveys, reports or recommendations.

16. Liberalization

If we adopt any revision that would broaden the coverage under this policy without additional premium within 45 days prior to or during the Policy Period, the broadened coverage will immediately apply to this policy.

17. Premiums

The first Named Insured shown in the Declarations:

a. Is responsible for the payment of all premiums; and

b. Will be the payee for any return premiums we pay.

18. Nominees

Loss sustained by any nominee organized by you for the purpose of handling certain of your business transactions and composed exclusively of "employees" shall, for all the purposes of this policy and whether or not any partner or member of such nominee is implicated in such loss, be deemed to be a loss sustained by you.

19. Employee Benefit Plans

The "employee benefit plans" (Plans) shown in the Declarations are included as Insureds under Insuring Agreement **1.,** subject to the following:

a. You are responsible for selecting a Single Loss Limit of Insurance for Insuring Agreement **1.** that is sufficient to provide a limit of insurance for each Plan that is at least equal to that required under ERISA as if each Plan were separately insured.

b. Any payment we make for loss sustained by any Plan will be made directly to the Plan.

c. We will not apply the Single Loss Deductible Amount applicable to Insuring Agreement **1.** to loss sustained by any Plan up to the amount of coverage required under ERISA for that Plan at the time the loss was "discovered". However, we will apply the Single Loss Deductible Amount to that part of any loss which exceeds the amount of coverage required for such Plan.

d. If two or more Plans are insured under this policy, any payment we make for loss:

(1) Sustained by two or more Plans; or

(2) Of commingled "property" of two or more Plans;

resulting directly from an "occurrence", will be made to each Plan sustaining loss in the proportion that the limit of insurance required under ERISA for each Plan bears to the total of those limits.

e. We will pay for loss sustained by any Plan prior to the effective date of termination or cancellation of this policy or of any Plan, which is "discovered" by a "designated person" no later than one year from the date of that termination or cancellation.

20. Other Insurance Or Indemnity

Coverage afforded under this policy shall apply only as excess over any valid and collectible insurance or indemnity obtained by:

a. You;

b. One other than you on "property" subject to Exclusion **15.;**

c. A "transportation company"; or

d. Another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the "property" involved.

21. Valuation – Settlement

The value of any loss for purposes of coverage under this policy shall be the net loss to you after crediting any receipts, payments or recoveries, however denominated, received by you in connection with the transaction giving rise to the loss.

Any interest or fees received by you in connection with a "loan", or any commissions or other amounts received by you in connection with a trade, shall be deemed to be credits.

a. Money

Any loss of "money", or loss payable in "money", will be paid, at your option:

(1) In the "money" of the country in which the loss was sustained; or

(2) In the United States of America dollar equivalent, determined by the rate of exchange published in The Wall Street Journal on the day the loss was "discovered".

b. Securities

(1) We will settle in kind our liability under this policy on account of loss of any securities or, at your option, will pay you the cost of replacing such securities, determined by the market value of such securities at the close of business on the day the loss was "discovered". However, if prior to such settlement you shall be compelled by the demands of a third party or by market rules to purchase replacement securities, and you give written notification of this to us, the cost incurred by you shall be taken as the value of those securities.

In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss will be the value of such privileges immediately preceding their expiration.

(2) If the applicable coverage of this policy is subject to a Single Loss Deductible Amount and/or is not sufficient in amount to indemnify you in full for the loss of securities for which claim is made under this policy, our liability under this policy is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the limit of such applicable coverage.

c. Electronic Data And Other Written And Electronic Records

In case of loss of or damage to:

(1) Books of account or other written records used by you in your business, upon our written consent, we will pay for reasonable costs to reproduce such books of account or written records, provided they are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by you in order to reproduce such books of account or other written records.

(2) "Electronic data" or other electronic records, upon our written consent, we will pay for reasonable costs to replace or restore such "electronic data" or electronic records, including the cost of data entry and computer consultation services. However, we will not pay for the cost to duplicate research that led to the development of your "electronic data" or electronic records. To the extent that any "electronic data" or electronic records cannot be restored, we will pay the cost to replace the media on which the "electronic data" or electronic records were stored with blank media of substantially identical type.

d. Computer Programs

In case of loss of or damage to "computer programs", upon our written consent, we will pay for reasonable costs to replace or restore such "computer programs", including reprogramming and computer consultation services. However, we will not pay for the cost to duplicate research that led to the development of your "computer programs".

e. Other Property Not Specified Above

(1) In case of loss of or damage to any "property" not specified in Paragraphs **21.a.** through **21.d.,** we will pay the replacement cost of such "property" without deduction for depreciation. However, we will not pay more than the least of the following:

(a) The Single Loss Limit of Insurance applicable to the lost or damaged "property";

(b) The cost to replace the lost or damaged "property" with "property" of comparable material and quality and used for the same purpose; or

(c) The amount you actually spend that is necessary to repair or replace the lost or damaged "property".

(2) We will not pay on a replacement cost basis for any loss of or damage to "property" covered in Paragraph **21.e.(1):**

(a) Until the lost or damaged "property" is actually repaired or replaced; and

(b) Unless the repair or replacement is made as soon as reasonably possible after the loss or damage.

If the lost or damaged "property" is not repaired or replaced, we will pay on an actual cash value basis.

(3) We will, at your option, pay for loss of or damage to such "property":

(a) In the "money" of the country in which the loss or damage was sustained; or

(b) In the United States of America dollar equivalent of the "money" of the country in which the loss or damage was sustained, determined by the rate of exchange published in The Wall Street Journal on the day the loss was "discovered".

(4) Any "property" that we pay for or replace becomes our property.

f. Set-off

Any loss covered under Insuring Agreement **1.** will be reduced by a set-off consisting of any amounts owed by you to the "employee" causing the loss.

22. Policy Cancellation Or Termination

a. Policy Cancellation

(1) The first Named Insured shown in the Declarations may cancel this policy by mailing or delivering to us advance written notice of cancellation.

(2) We may cancel this policy by mailing or delivering to the first Named Insured written notice of cancellation at least:

(a) 10 days before the effective date of cancellation if we cancel for nonpayment of premium; or

(b) 60 days before the effective date of cancellation if we cancel for any other reason, other than for policy termination as provided in Paragraph **22.b.**

(3) We will mail or deliver our notice to the first Named Insured's last mailing address known to us.

(4) Notice of cancellation will state the effective date of cancellation. The Policy Period will end on that date.

(5) If this policy is cancelled, we will send the first Named Insured any premium refund due. If we cancel, the refund will be pro rata. If the first Named Insured cancels, the refund may be less than pro rata. The cancellation will be effective even if we have not made or offered a refund.

(6) If notice is mailed, proof of mailing will be sufficient proof of notice.

b. Policy Termination

(1) This policy terminates immediately upon:

(a) The taking over of the Insured by a receiver or other liquidator or by state or federal officials;

(b) The effective date when the first Named Insured is acquired by another entity. As used in this condition, acquired means a change in control where the power to determine the management or policy of the first Named Insured has changed by virtue of a change of ownership which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of more than 50% of its voting stock or voting rights, regardless of the changes to the core functions of the acquired institution;

(c) The expiration of the Policy Period shown in the Declarations;

(d) The exhaustion of the Policy Aggregate Limit of Insurance; or

(e) The dissolution of the Insured.

If this policy terminates for any reason specified in Paragraph **22.b.(1)(a), 22.b.(1)(b)** or **22.b.(1)(e),** we will send the first Named Insured any premium refund due. The refund will be pro rata.

(2) This policy terminates as to any "employee", or any partner, member, manager, officer or employee of any "data processor":

(a) As soon as a "designated person" or an "employee" in your Human Resources Department or its equivalent, not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in your employment or otherwise, whether or not of the type covered under Insuring Agreement **1.,** against you or any other person or entity, without prejudice to the loss of any "property" then in transit in the custody of such person; or

(b) 15 days after the receipt by you of a written notice from us of our decision to terminate this policy as to such person.

(3) This policy terminates as to any Insured, other than the first Named Insured, immediately upon its acquisition by another entity of more than 50% of its voting stock or voting rights or being taken over by a receiver or other liquidator or by state or federal officials.

(4) Termination of this policy as to any Insured terminates liability for any loss sustained by such Insured which is "discovered" after the effective date of such termination, except if the Insured is an "employee benefit plan".

F. Definitions

As used in this policy:

1. "Acceptance" means the drawee's signed agreement to pay a draft as presented. It must be written on the draft and may consist of the drawee's signature alone.

2. "Certificate of deposit" means an instrument containing an acknowledgment by a financial institution that a sum of "money" has been received by the financial institution and a promise by the financial institution to repay the sum of "money".

3. "Certificate of origin or title" means a document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

4. "Certificated security" means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

a. Represented by an instrument issued in bearer or registered form;

b. Of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

c. Either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

5. "Computer program" means a set of related electronic instructions which direct the operation and function of a computer or devices connected to it, which enable the computer or devices to receive, process, store or send "electronic data".

6. "Computer system" means:

a. Computers, including Personal Digital Assistants (PDAs) and other transportable or handheld devices, electronic storage devices and related peripheral components;

b. Systems and applications software; and

c. Related communications networks;

by which "electronic data" is collected, transmitted, processed, stored and retrieved.

7. "Counterfeit" means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

8. "Counterfeit money" means an imitation of "money" which is intended to deceive and to be taken as genuine.

9. "Customer" means a person or entity having an account with you or for whom you provide services related to your business.

10. "Data processor" means each natural person, partnership or corporation duly authorized by you to perform services as data processor of your checks and accounting records related to such checks, but only while such "data processor" is performing such services and not creating, preparing, modifying or maintaining your computer software or "computer programs".

Each such "data processor" and the partners, members, managers, officers and employees of such "data processor" shall, collectively, be deemed to be one "employee" for all the purposes of this policy, excepting, however, Condition **22.b.(2).** A Federal Reserve Bank or clearinghouse shall not be construed to be a "data processor".

11. "Designated person" means:

    a. Any insurance risk manager;

    b. Any director or trustee;

    c. Any elected, appointed or otherwise titled officer;

    d. Any "partner"; or

    e. The highest-ranking "employee" at the office or premises where such "employee" performs the majority of his or her duties;

    of any Insured.

12. "Discovery", "discover" or "discovered" means the time when a "designated person" first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this policy has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

    "Discovery", "discover" or "discovered" also means the time when a "designated person" first receives notice of an actual or potential claim in which it is alleged that you are liable to a third party under circumstances which, if true, would constitute a loss under this policy.

13. "Document of title" means a bill of lading, dock warrant, dock receipt, warehouse receipt or order for the delivery of goods, and also any other document which in the regular course of business or financing is treated as adequately evidencing that the person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee's possession which are either identified or are fungible portions of an identified mass.

14. "Electronic data" means information, facts, images or sounds stored as or on, created or used on, or transmitted to or from computer software (including systems and applications software) on data storage devices, including hard or floppy disks, CD-ROMs, tapes, drives, cells, data processing devices or any other media which are used with electronically controlled equipment.

15. "Employee":

    a. Means:

        (1) Any natural person:

            (a) While in your service;

            (b) Whom you compensate directly by salary, wages or commissions; and

            (c) Whom you have the right to direct and control while performing services for you;

        (2) Any guest student or intern pursuing studies or duties;

        (3) Any attorney retained by you and any employee of such attorney while either is performing legal services for you;

        (4) Any natural person who is furnished temporarily to you:

            (a) To substitute for a permanent "employee", as defined in Paragraph **15.a.(1),** who is on leave; or

            (b) To meet seasonal or short-term workload conditions;

            while that person is subject to your direction and control and performing services for you;

        (5) Any natural person who is leased to you under a written agreement between you and a labor leasing firm to perform duties related to the conduct of your business, but does not mean a temporary "employee" as defined in Paragraph **15.a.(4);**

        (6) Any natural person employed by an institution merged or consolidated with you prior to the effective date of this policy;

(7) Any of your directors or trustees while:

   (a) Performing acts within the scope of the usual duties of an "employee"; or

   (b) Acting as a member of any committee duly elected or appointed by resolution of your board of directors or board of trustees to perform specific, as distinguished from general, directorial acts on your behalf;

(8) Any natural person who is a director or trustee of yours while such director or trustee is engaged in handling "property" of any "employee benefit plan", or any natural person who is a trustee, administrator, manager, officer or employee of any such "employee benefit plan", except an administrator or manager who is an independent contractor;

(9) Any "data processor"; and

(10) Any "partner", if shown in the Declarations as being covered.

b. Does not mean:

   (1) Any agent, broker or other representative of the same general character not specified in Paragraph **15.a.;** or

   (2) Any independent contractor, except those contractors specified in Paragraphs **15.a.(3)** and **15.a.(9).**

16. "Employee benefit plan" means any welfare or pension benefit plan shown in the Declarations that you sponsor and that is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and any amendments thereto.

17. "Evidence of debt" means an instrument, including a "negotiable instrument", executed by a person and held by you, which in the regular course of business is treated as evidencing that person's debt to you.

18. "Financial interest" means:

a. With regard to general "partner(s)", the value of all right, title and interest of such general "partner(s)", determined as of the close of business on the date of "discovery" of loss covered by this policy, in the aggregate of:

   (1) Your "net worth" which, for the purposes of this policy, shall be deemed to be the excess of your total assets over your total liabilities, without adjustment to give effect to loss covered by this policy (except that credit balances and equities in your proprietary accounts, which shall include capital accounts of "partners", your investment and trading accounts, your participations in joint accounts and accounts of "partners" which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of yours; and

   (2) The value of all other "money", securities and property belonging to such general "partner(s)", or in which such general "partner(s)" has a pecuniary interest, held by or in the custody of and legally available to you as set-off against loss covered by this policy;

provided, however, that if such "net worth" adjusted to give effect to loss covered by this policy and such value of all other "money", securities and property as set forth in Paragraph **18.a.(2),** plus the amount of coverage afforded by this policy on account of such loss, is not sufficient to enable you to meet your obligations, including your obligations to your "partners" other than to such general "partner(s)", then the "financial interest" in the Insured, as defined, of such general "partner(s)" shall be reduced in an amount necessary, or eliminated if need be, in order to enable you, upon payment of loss under this policy, to meet such obligations, to the extent that such payment will enable you to meet such obligations, without any benefit accruing to such general "partner(s)" from such payment; and

b. With regard to limited "partner(s)", the value of such limited "partner(s)'" investment in the Insured.

19. "Forgery" means:

a. The signing of the name of another person or organization in writing with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose; or

b. A fraudulent reproduction of a handwritten signature (but not the unauthorized signing of a person's own signature).

20. "Funds" means "money" on deposit in an account.

21. "Guarantee" means a written undertaking obligating the signer to pay the debt of another to you, your assignee or to a financial institution from which you have purchased participation in the debt, if the debt is not paid in accordance with its terms.

22. "Instruction" means a written order to the issuer of an "uncertificated security" requesting that the transfer, pledge or release from pledge of the "uncertificated security" specified therein be registered.

23. "Letter of credit" means an engagement in writing by a financial institution or other person made at the request of a "customer" that the financial institution or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the "letter of credit".

24. "Loan" means all extensions of credit by you and all transactions creating a creditor relationship in your favor and all transactions by which you assume an existing creditor relationship.

25. "Money" means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

26. "Negotiable instrument" means any writing:

a. Signed by the maker or drawer;

b. Containing any unconditional promise or order to pay a sum certain in "money" and no other promise, order, obligation or power given by the maker or drawer;

c. Is payable on demand or at a definite time; and

d. Is payable to order or bearer.

"Negotiable instrument" includes a substitute check as defined in the Check Clearing for the 21st Century Act and shall be treated the same as the original it replaced.

27. "Occurrence" means:

a. Any one act or series of related acts of burglary, robbery or attempt thereat in which no "employee" is implicated;

b. Any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an "employee" or not) resulting in damage to or destruction of, or misplacement of "property";

c. All acts or omissions, other than those specified in Paragraphs **27.a.** and **27.b.,** caused by any person (whether an "employee" or not) or in which such person is implicated; or

d. Any one casualty or event not specified in Paragraphs **27.a.** through **27.c.**

28. "Partner" means any natural person who:

a. Is a general partner of yours; or

b. Is a limited partner of yours and an "employee" (as defined in Definition **15.a.(1)**).

29. "Property" means:

a. "Money", "certificated securities", "uncertificated securities", "negotiable instruments", "certificates of deposit", "documents of title", "acceptances", "evidences of debt", "security agreements", "withdrawal orders", "certificates of origin or title", "letters of credit", insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold lottery tickets, gems, jewelry and precious metals in any form;

b. Tangible items of business personal property consisting of furnishings, fixtures, supplies, safes, vaults or equipment;

c. Tangible items of "customer" personal property not specified in Paragraph **29.a.;**

d. "Electronic data" and books of account or other records whether recorded in writing or electronically; and

e. "Computer programs".

30. "Security agreement" means an agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

31. "Single loss" means all covered loss resulting directly from an "occurrence".

32. "Telefacsimile device" means a machine capable of sending or receiving a duplicate image of a written document by means of electronic impulses transmitted through a telephone line or cable line and which reproduces the duplicate image on paper.

33. "Telefacsimile transfer customer" means an entity or individual that has a written agreement with you, authorizing you to rely on telefacsimile instructions to initiate transfers and has provided you with the names of persons authorized to initiate such transfers, and with whom you have established an instruction verification procedure.

34. "Tested" means:

    a. With regard to Insuring Agreement **7.,** a method of authenticating the contents of a communication by affixing to it a valid test key which has been agreed upon between you and a "customer", automated clearinghouse or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business.

    b. With regard to Insuring Agreement **9.,** a method of authenticating the contents of a communication by affixing to it a valid test key which has been agreed upon between you and a "telefacsimile transfer customer", another financial institution or another of your offices for the purpose of protecting the integrity of the communication in the ordinary course of business.

    c. For the purpose of this definition, "test key", found in Paragraphs **34.a.** and **34.b.,** means a code established and used in transmitting messages so that the recipient can authenticate the message.

35. "Transportation company" means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

36. "Uncertificated security" means a share, participation or other interest in property of or an enterprise of the issuer, or an obligation of the issuer, which is:

    a. Not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

    b. Of a type commonly dealt in on securities exchanges or markets; and

    c. Either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

37. "Voice initiated transfer customer" means an entity or individual that has a written agreement with you, authorizing you to rely on voice instructions to initiate transfers and has provided you with the names of persons authorized to initiate such transfers, and with whom you have established an instruction verification procedure.

38. "Withdrawal order" means a nonnegotiable instrument, other than an "instruction", signed by a "customer" authorizing you to debit the "customer's" account in the amount stated therein.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FRAUDULENT IMPERSONATION

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES BROKERS AND DEALERS

SCHEDULE

Check the appropriate box(es):

I. Fraudulent Impersonation Of "Employees" Included: Yes ☐   No ☐

    ☐   **A.**   Verification Is Required For All "Transfer Instructions"

    ☐   **B.**   Verification Is Required For All "Transfer Instructions" In Excess Of $0

II. Fraudulent Impersonation Of "Vendors" Included: Yes ☐   No ☐

    ☐   **A.**   Verification Is Required For All "Transfer Instructions"

    ☐   **B.**   Verification Is Required For All "Transfer Instructions" In Excess Of $0

Information required to complete this Schedule, if not shown above, will be shown in the Declarations.

With regard to this Fraudulent Impersonation endorsement, the provisions of the Policy to which this endorsement is attached apply, unless modified by this endorsement.

A. The following Insuring Agreement is added to Section **A. Insuring Agreements:**

Fraudulent Impersonation

1. "Employees" (If indicated in Section I. of the Schedule)

We will pay for loss resulting directly from your having, in good faith, transferred "funds" in reliance upon a "transfer instruction" purportedly issued by an "employee" or by any of your partners, directors or trustees, but which "transfer instruction" proves to have been fraudulently issued by an imposter without the knowledge or consent of the "employee", partner, director or trustee.

2. "Vendors" (If indicated in Section II. of the Schedule)

We will pay for loss resulting directly from your having, in good faith, transferred "funds" in reliance upon a "transfer instruction" purportedly issued by your "vendor", but which "transfer instruction" proves to have been fraudulently issued by an imposter without the knowledge or consent of the "vendor".

3. Verification

The following is a precondition to coverage under this Insuring Agreement:

a. If option **I.A.** and/or **II.A.** is selected in the Schedule, you shall verify all "transfer instructions"; or

b. If option **I.B.** and/or **II.B.** is selected in the Schedule, you shall verify all "transfer instructions" in excess of the amount shown;

according to a pre-arranged callback or other established verification procedure before acting upon any such "transfer instruction".

B. Under Section **D. Exclusions:**

  1. Exclusion **16.** is replaced by the following:

  16. Loss resulting directly or indirectly from transactions in a "customer's" account, whether authorized or unauthorized, except:

   a. The unlawful withdrawal and conversion of "money", securities or precious metals directly from a "customer's" account by an "employee", provided such unlawful withdrawal and conversion is covered under Insuring Agreement **1.**; or

   b. When covered under Insuring Agreement **4., 5., 7., 8., 9.** or this Insuring Agreement.

  2. Exclusion **27.** is replaced by the following:

  27. Loss resulting directly or indirectly from any e-mail instruction, except when covered under Insuring Agreement **1., 7.** or this Insuring Agreement.

  3. Exclusion **32.** is replaced by the following:

  32. Loss resulting directly or indirectly from any voice instruction, except when covered under Insuring Agreement **1., 7., 8.** or this Insuring Agreement.

  4. Exclusion **33.** is replaced by the following:

  33. Loss resulting directly or indirectly from any telefacsimile instruction, except when covered under Insuring Agreement **1., 9.** or this Insuring Agreement.

C. The following definitions are added to Section **F. Definitions:**

  1. "Transfer instruction" means an instruction directing you to transfer "funds".

  2. "Vendor" means an entity or individual from whom you purchase goods or receive services under a written contract.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ERISA PLAN COVERAGE AMENDMENTS

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES BROKERS AND DEALERS

With regard to coverage provided for "employee benefit plans", the provisions of the Policy to which this endorsement is attached apply, unless modified by this endorsement.

A. Under Section **A. Insuring Agreements:**

Insuring Agreement **1.** is replaced by the following:

1. Fidelity

We will pay for loss sustained by an "employee benefit plan" resulting directly from dishonest or fraudulent acts committed by an "employee" acting alone or in collusion with others, while such "employee" is handling "property" of such "employee benefit plan".

B. Under Section **B. Limit Of Insurance:**

If this endorsement is attached to the Financial Institution Crime Policy For Securities Brokers And Dealers (Aggregate Form), Paragraphs **1.a.** and **1.b.** are replaced by the following:

a. Except in regard to loss sustained by an "employee benefit plan", the most we will pay for all loss "discovered" during the Policy Period shown in the Declarations is the Policy Aggregate Limit Of Insurance shown in the Declarations. The Policy Aggregate Limit of Insurance shall be reduced by the amount of any payment made under the terms of this Policy, regardless of when paid, except that it shall not be reduced by any payment made for loss sustained by an "employee benefit plan".

If the Policy Aggregate Limit of Insurance has been reduced to an amount that is less than the Insuring Agreement **1.** Single Loss Limit Of Insurance, the full Insuring Agreement **1.** Single Loss Limit Of Insurance shall nevertheless continue to apply to loss sustained by an "employee benefit plan".

b. Upon exhaustion of the Policy Aggregate Limit of Insurance by such payments:

(1) We shall have no further liability for loss or losses, regardless of when "discovered" and whether or not previously reported to us, except that we will remain liable for loss sustained by an "employee benefit plan" that is "discovered" as provided under Condition **19.e.** or that was previously reported to us during the Policy Period shown in the Declarations; and

(2) Except in regard to loss sustained by an "employee benefit plan" for which we are liable under Paragraph **b.(1),** we shall have no obligation under Condition **8.c.** to continue your defense, and upon our notice to you that the Policy Aggregate Limit of Insurance has been exhausted, you shall assume all responsibility for your –defense at your own cost.

C. Under Section **D. Exclusions:**

1. Exclusion **9.** is replaced by the following:

9. Loss:

a. Resulting directly or indirectly from the disclosure of your or another person's or entity's confidential or personal information including, but not limited to, patents, trade secrets, processing methods, financial information, credit card information, health information, retirement or health savings account information or any other type of nonpublic information;

b. Resulting directly or indirectly from the use of another person's or entity's confidential or personal information including, but not limited to, patents, trade secrets, processing methods, financial information, credit card information, health information, retirement or health savings account information or any other type of nonpublic information, unless the use of such confidential or personal information results in a loss covered under Insuring Agreement **1., 7., 8.** or **9.;** or

c. Of or damage to confidential or personal information, except loss of or damage to "electronic data", books of account or other written or electronic records or "computer programs" when covered under Insuring Agreement **1.**

2. Exclusion **20.** is replaced by the following:

   20. Loss resulting directly or indirectly from an "evidence of debt", except when covered under Insuring Agreement **1., 2., 3.** or **5.**

3. Exclusion **23.** is replaced by the following:

   23. Loss caused by any "employee", except:

   a. When covered under Insuring Agreement **1.;** or

b. When covered under Insuring Agreement **2.** or **3.** and resulting directly from misplacement, mysterious unexplainable disappearance or unintentional damage to or unintentional destruction of "property".

However, all loss or damage resulting directly or indirectly from vandalism or malicious mischief caused by an "employee" is excluded, except when covered under Insuring Agreement **1.**

4. Exclusion **25.** is replaced by the following:

   25. Loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any "loan" or transaction involving you as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or "evidences of debt", whether such "loan", transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreement **1., 4.** or **5.**



MARKEL AMERICAN INSURANCE COMPANY

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EMAIL TRANSFER FRAUD

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES BROKERS AND DEALERS

A. The following is added to Paragraph **A.** Insuring Agreements:

Email Transfer Fraud

a. We will pay for loss resulting directly from your having, in good faith, transferred or delivered "funds", "certificated securities" or "uncertificated securities" from a "funds transfer customer's" account in reliance upon a transfer instruction directed to you that is transmitted by email and purports and reasonably appears to be from:

(1) The "funds transfer customer";

(2) Another financial institution; or

(3) Another of your offices;

but which in fact proves to have been fraudulently sent without the knowledge and authorization of the "funds transfer customer" or entity whose identification it bears.

b. The following condition is precedent to coverage under this Insuring Agreement:

Before transferring the "funds", "certificated securities" or "uncertificated securities", you used your best efforts to:

(1) Verify the identity of the person transmitting the transfer instruction using the contact information provided to you by the "funds transfer customer"; and

(2) Confirm the validity of the transfer instruction according to the "transfer instruction verification procedure" established between you and the "funds transfer customer".

B. Paragraph **D.** Exclusions is amended as follows:

1. Exclusion **9.b.** does not apply if the use of such confidential information results in a loss covered under the Email Transfer Fraud Insuring Agreement.

2. Exclusions **24.**, **27.**, **28.** and **37.** are replaced by the following:

This policy does not cover:

24. Loss resulting directly or indirectly from forgery of any type or alteration, except when covered under Insuring Agreement **1., 4., 5., 6.** or the Email Transfer Fraud Insuring Agreement.

27. Loss resulting directly or indirectly from any email instruction, except when covered under Insuring Agreement **1., 7.** or the Email Transfer Fraud Insuring Agreement.

28. Loss resulting directly or indirectly from the fraudulent use of a computer to transfer "property", except when covered under Insuring Agreement **1., 7.** or the Email Transfer Fraud Insuring Agreement.

37. Loss under Insuring Agreement **7., 8., 9.** or the Email Transfer Fraud Insuring Agreement resulting directly or indirectly from your assumption of liability under any contract, unless the liability arises from an otherwise covered loss and would be imposed on you regardless of the existence of the contract.

C. With respect to the Email Transfer Fraud Insuring Agreement only, the following is added to Condition **9.a.** Notice To Us – Proof – Legal Proceedings Against Us in Paragraph **E.** Conditions:

In addition, with regard to Paragraphs **9.a.(5)(a)** and **9.a.(5)(b)**, proof of loss involving email transfers covered under the Email Transfer Fraud Insuring Agreement shall include a copy of the instruction received through the "computer system".

D. With respect to the Email Transfer Fraud Insuring Agreement only, the following definitions are added to Paragraph **F.** Definitions:

"Funds transfer customer" means an entity or individual that has a written agreement with you, authorizing you to rely on email instructions to initiate transfers and has provided you with the names of persons authorized to initiate such transfers, and with whom you have established an instruction verification procedure.

"Transfer instruction verification procedure" means a written procedure between you and a "funds transfer customer" that provides a method of authenticating transfer instructions including, but not limited to, encryption, codes, algorithms, callbacks to a pre-determined number or other established security procedure.

All other terms and conditions remain unchanged.



MARKEL AMERICAN INSURANCE COMPANY

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

TRADE OR ECONOMIC SANCTIONS

The following is added to this policy:

Trade Or Economic Sanctions

This insurance does not provide any coverage, and we (the Company) shall not make payment of any claim or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such claim or provision of such benefit would expose us (the Company) to a violation of any applicable trade or economic sanctions, laws or regulations, including but not limited to, those administered and enforced by the United States Treasury Department's Office of Foreign Assets Control (OFAC).

All other terms and conditions remain unchanged.



MARKEL AMERICAN INSURANCE COMPANY

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

TEXAS - MADOFF EXCLUSION

This endorsement modifies insurance provided under all coverage forms attached to this policy.

The following is added to the EXCLUSIONS section of all insuring agreements, endorsements, and coverage forms attached to this policy:

EXCLUSION:

This insurance shall not apply to loss resulting directly or indirectly from any form of investment by any person or entity who is insured or is a joint insured under this policy in any security, group of securities, mutual, hedge, or other form of investment fund sponsored or promoted by Bernard L. Madoff, Madoff Investment Securities, or any entity controlled by or affiliated with Bernard Madoff, or with Madoff Investment Securities, including but not limited to any of these entities or this person who is now, or may become the subject of any United States Securities and Exchange Commission investigation or any other investigation by any United States local, state, or federal authority, or any such similar authority duly constituted in any country outside the United States of America.

This exclusion shall not apply to those investments and/or investigations relating to Madoff, and other affiliated entities, unless known by the insured(s) prior to the policy period.

All other terms and conditions remain unchanged.



QUOTE

Quote #:	5950804-1	**Quote Date:**	09/10/2025
Underwriter:	Erik Jensen	**Producer Name:**	
Underwriter Phone#:	(262) 548-9880	**Company Name:**	AIMS Insurance Program Managers, Inc.
Underwriter Email:	erik.jensen@markel.com	**Insurance Company:**	Markel American Insurance Company
Applicant Name:	Faith Investor Services LLC	**Quote Expires:**	09/15/2025
Mailing Address:	10440 N Central Expy Ste 800 Dallas, TX - 75231-2264	**Policy Period:**	09/15/2025 To 09/15/2026
Coverage Name:	Securities Brokers and Dealers (Aggregate Form)	**Retro Date:**	

Securities Brokers and Dealers (Aggregate Form)
INSURING AGREEMENT

Insuring Agreement	Single Loss Limit Of Insurance	Single Loss Deductible Amount
Fidelity	$1,000,000	$100,000
Fidelity - Partners Covered as Employee	$1,000,000	$100,000
On Premises	$1,000,000	$100,000
In Transit	$1,000,000	$100,000
Forged Or Altered Instruments	$1,000,000	$100,000
Forged, Altered Or Counterfeit Securities	$1,000,000	$100,000
Counterfeit Money	$1,000,000	$100,000
Computer Fraud	$1,000,000	$100,000
Voice Initiated Transfer Fraud	$1,000,000	$100,000
Telefacsimile Transfer Fraud	$1,000,000	$100,000
Audit And Claims Expense	$25,000	
ERISA Compliance Coverage	$1,000,000	$100,000
Email Transfer Fraud	$1,000,000	$100,000
Fraudulent Impersonation	$250,000	$100,000

Policy Basis	Commission	Extended Reporting Period	Fees
Occurrence	20%		

LIMITS AND DEDUCTIBLE

Policy Aggregate Limit of Insurance	Percentage Of Single Loss Deductible Amount Over Which Losses Must Be Reported
$1,000,000	

PREMIUM

Coverage Premium	$3,507.00
TRIA	Rejected
Total Premium	$3,507.00

CONDITIONS

1. Markel American Insurance Company Payment Terms - Premium is due 30 days from the effective date of the policy.
2. All taxes, fees and filings (if applicable) are the responsibility of the broker.



FORMS	
Edition	**Name**
MJIL 1000 06 10	Policy Cover
MGPML 4000 02 20	Notice To Policyholders Claim Reporting
MPIL 1007 01 20	Privacy Notice
MPIL 1009-TX 07 23	Texas Important Notice
MPIL 1083 04 15	U.S. Treasury Department's Office Of Foreign Assets Control ("OFAC") Advisory Notice To Policyholders
MPIL 1099-TX 05 20	Texas Important Notice
MDIL 1001 08 11	Form Schedule
MDFI 1004 09 12	Financial Institution Crime Policy For Securities Brokers and Dealers Declarations (Aggregate)
FI 00 12 01 12	Financial Institution Crime Policy For Securities Brokers And Dealers (Aggregate Form)
FI 20 68 10 16	Fraudulent Impersonation Verification Is Required For All Transfer Instructions In Excess Of Amount - Employee : 0 Verification Is Required For All Transfer Instructions In Excess Of Amount - Vendors : 0
FI 20 77 12 18	ERISA Plan Coverage Amendments
MFI 1205-TX 03 19	Texas ERISA Compliance - Employee Benefit Plans Managed By The Named Insured
MFI 1215 03 19	Email Transfer Fraud
MIL 1214 09 17	Trade Or Economic Sanctions
MIL 1300-TX 11 10	Texas Madoff Notice Exclusion

This quotation is strictly conditioned upon no material change in the risk between the date of this letter and the inception date of the proposed policy. In the event of such change in risk, the Insurer may, in its sole discretion, modify and/or withdraw this quotation.

Thanks & Regards,

Erik Jensen
Underwriter
Executive Liability
Markel Assurance

FIS TRUST

BOARD OF TRUSTEES
QUARTERLY MEETING

NOVEMBER 12, 2025

PROPOSED RESOLUTIONS

Item 7. Insurance Provider – D&O/E&O Policy

Insurance Provider - D&O/E&O Policy – Markel American Insurance Company

RESOLVED, that the Board, including the Independent Trustees, of the Trust hereby approve the proposed Directors & Officers/Errors & Omissions Policy issued by the Markel American Insurance Company (the "D&O/E&O Policy") including the premium for the D&O/E&O on behalf of the Funds, each a series of Trust; and

FURTHER RESOLVED, that the actions taken by the officers of the Trust with respect to the matters referred to in the preceding resolution be, and hereby are, ratified and approved in all respects and that the officers of the Trust are hereby authorized to execute and deliver such documents, including the agreement of the joint insured parties, and take any and all actions necessary to effect the insurance coverage and other arrangements contemplated hereby.

Fidelity Bond

WHEREAS, the amount of the coverage under the proposed fidelity bond issued by the Chubb Insurance Company (the "Fidelity Bond") is the amount required by Rule 17g-1 promulgated under the 1940 Act;

WHEREAS, the custody and safekeeping of the securities of the Funds, each a series of Trust, are exclusively the obligation of the Custodian; and

WHEREAS, no employee of the Trust, employee of the Adviser has access to the Trust's and each Fund's portfolio securities.

NOW, **THEREFORE**, **BE IT RESOLVED**, that the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is approved; and

FURTHER RESOLVED, that the President of the Trust is designated as the person who shall execute the Fidelity Bond on behalf of the Trust and make, or cause to be made, the filings and give the notices required by Paragraph (h) of Rule 17g-1.

Coverage:

The premium of $3,507 paid by the adviser covers the period 9/16/2025 through 9/16/2026